FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Quarterly Financial Statements dated September 30, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ Art Ayres

(Signature)

Arthur J. Ayres, Chief Financial Officer

Date: September 30, 2003

LETTER FROM THE MICROLOGIX TEAM

The first quarter of our 2004 fiscal year was a key time for us with the results of the MBI 226 Phase III study ready and reported as scheduled. The results unfortunately were not what we wanted, with MBI 226 missing the primary endpoint of reducing central venous catheter-related bloodstream infections.  MBI 226 did however show solid statistical superiority over povidone-iodine in reducing catheter colonization and local catheter tunnel infections (two secondary endpoints of the study).

As part of the Collaboration and Development agreement with Fujisawa Healthcare, Inc, Fujisawa had 60 days (to September 22, 2003) to review the results from the MBI 226 Phase III trial and determine if they wanted to terminate the agreement. Subsequent to the quarter end, we agreed with Fujisawa to extend the review time available under the agreement to January 22, 2004.  This extended review period is intended to provide additional time to explore the regulatory and commercial options available to us.

In the first quarter, we also completed enrollment in the Phase IIb clinical trial of MBI 594AN, a study designed to prove the efficacy of the cationic peptide technology in the treatment of acne.  The results of this 255 patient study are expected before the end of this calendar year. With positive results in this study, we expect to be in a position to secure a partner for MBI 594AN in the first half of calendar 2004.

During the past 18-months, we have focused much of our efforts on our pipeline. And, our efforts have paid off, with several new product opportunities in various stages of clinical and pre-clinical development:

  First, in early clinical-stage development, is an oligonucleotide compound (MBI 1121) for the topical treatment of genital warts caused by human papillomavirus (HPV). Prior to our acquisition of this technology, a Phase I safety study had been completed successfully in the U.S.  To advance this product in development, we expect certain non-clinical studies will be necessary before proceeding into Phase II. A full development plan should be in place prior to the end of this calendar year.

  Next, our lipopeptide program, for the treatment of serious hospital acquired gram positive bacterial infections, has advanced well in the lead optimization process. During the quarter, several potential leads displayed the product profile deemed necessary for further development.  We expect to have lead optimization completed by the end of this calendar year, allowing us to proceed with non-clinical, pre-IND studies in early 2004.

  Our nucleic acid mimic platform also made great progress during the quarter, showing antiviral activity in both hepatitis B virus (HBV) and hepatitis C virus (HCV).  Both HBV and HCV are significant market opportunities, with the HCV market forecast to be a six billion dollar market in five years. Our aim is to have a lead development candidate in one or both programs by the second half of calendar 2004.

  Finally, we have been unable to establish feasibility thus far in the HCV replication assay we acquired as part of the "basket" of technologies from Origenix last year.  A member of our Scientific Advisory Board is currently reviewing the technology to assess its potential.

So, with the MBI 226 Phase III study completed and the results of the MBI 594AN Phase IIb study available soon, we expect to have much greater clarity in the cationic peptide technology in the near-term.  While we did not achieve what we wanted in the MBI 226 Phase III study, we did get some valuable information, proving definitively the antimicrobial activity of the cationic peptide in humans. This is important for many reasons, including providing a potential regulatory avenue to explore for MBI 226. It is not clear at this time, however, if a viable path forward exists for MBI 226.

Moving forward, Micrologix is committed to the development of select product opportunities. As with all biotech companies, our success is ultimately dependent on successful clinical outcomes, and we are committed to achieving those outcomes.  With the team we now have on board, we are well positioned to make that happen.

On behalf of the entire team,

"Jim DeMesa"

James DeMesa, MD

President & CEO

September 26, 2003

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS First Quarter Ended July 31, 2003

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

First Quarter ended July 31, 2003

The following should be read in conjunction with the audited consolidated financial statements and management's discussion & analysis of financial condition and results of operations for the year ended April 30, 2003; and the interim unaudited consolidated financial statements for the period ended July 31, 2003, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars.

OVERVIEW

MBI 226 - Prevention of Central Venous Catheter-Related Bloodstream Infections

In September 2000, Micrologix initiated a Phase III trial of MBI 226 in the United States. Patient enrollment in the study was completed in January 2003 and the last patient completed the study in February 2003.  A total of 1,452 patients were enrolled in the study with 1,409 of these treated and 1,407 evaluated for safety.  The primary endpoint of the study was a reduction in catheter-related bloodstream infections.  The two secondary endpoints were (1) reduction in catheter colonization and (2) reduction in tunnel infections (i.e., local catheter site infections). Preliminary top line results of the study were received in July 2003.  In summary, the results showed:

  The rate of catheter-related bloodstream infections in the MBI 226 group was 2.2% compared with 2.6% in the povidone-iodine group. This result was not statistically significant (p=0.966), thereby not achieving the primary endpoint of the study. A total of 1,392 patients were evaluated in the primary analysis.

  MBI 226 did demonstrate clear statistically significant superiority in preventing catheter colonization and tunnel infections, both secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MBI 226 group as compared with 40% in the povidone-iodine group (p=0.002). The local infection rate in the study was 3.5% in the MBI 226 group as compared with 6.9% in the povidone-iodine group (p=0.004).

  No serious adverse events related to the use of MBI 226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

These results raise some questions regarding the future of MBI 226 regarding catheter-related bloodstream infections.  For example, an unexpected result in the study was the very low bloodstream infection rate in the povidone-iodine group (based on infection rates in the medical literature it was believed that infection rate for the povidone-iodine group would be in the 4-6% range). This information was used as an assumption in developing the protocol and statistical powering of the study.  The results also provide important information about the efficacy of cationic peptides in killing bacteria.  Based on these conflicting data, the Company is working with Fujisawa to evaluate the regulatory and market options available for the product.  Subsequent to the quarter end, Micrologix and Fujisawa amended the Co-Development and License Agreement by extending the review period available to Fujisawa after receipt of the data (originally 60 days) from September 22, 2003 to January 22, 2004. Most activities, including manufacturing, have been put on hold during this review period.  During the review period, Micrologix will assume responsibility for the regulatory evaluation process. We will work closely with Fujisawa to determine any potential for continued collaboration.  If Fujisawa terminates the agreement, however, other routes may be available for Micrologix to advance MBI 226.  It is not clear at this time, however, if a viable path forward exists.  If not, the program will be terminated.  See "Outlook".

Normally two pivotal Phase III studies are required as part of a New Drug Application ("NDA") to obtain marketing approval in the United States for a new drug.  Based on having received fast-track designation from the United States Food and Drug Administration ("US FDA") for MBI 226, prior to the Phase IIII results Micrologix and Fujisawa were pursuing a strategy to file a NDA in the first half of calendar 2004

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS First Quarter Ended July 31, 2003

based on one pivotal Phase III study.  In May 2003 Fujisawa and the Company completed a face-to-face pre-NDA meeting with the US FDA which discussed the preparation of the NDA for MBI 226. One of the key determinants for filing the NDA was the Phase III results.   With the primary endpoint not being achieved in the Phase III trial, the filing of a NDA on the basis of this one study is uncertain.

MBI 594AN - Treatment of Acne

Patient enrollment in the Phase IIb clinical trial for MBI 594AN (initiated in January 2003) was completed in June 2003 with 253 patients enrolled in nine U.S. centers.  Patients were randomized (double-blinded) to receive either a 2.5% MBI 594AN solution, a 1.25% MBI 594AN solution, or the vehicle (placebo) alone, for twelve weeks. Treatment completion is the end of September 2003 with results anticipated in the fourth quarter of calendar 2003. The primary endpoint for the Phase IIb study is a reduction in inflammatory lesions. The inclusion of the 1.25% MBI 594AN solution reflects the Company's decision to test a lower dose than what was tested in a Phase IIa study completed in November 2001.  In the Phase IIa study the lowest dose tested was the 2.5% MBI 594AN solution (also being tested in the Phase IIb study) which showed approximately a 44% reduction in inflammatory lesions after only 6 weeks of treatment.  The Phase IIa study also included a 5% MBI 594AN solution which showed approximately a 41% reduction in inflammatory lesions.

Generally, to obtain approval to market a new acne product, the FDA requires two pivotal Phase III trials and a long-term (two year) non-clinical carcinogenicity study. The Company is pursuing a co-development and commercialization license for MBI 594AN with potential pharmaceutical partners as was done with MBI 226 in order to meet the objective of advancing this program while prudently managing the Company's cash resources.  Although discussions with potential partners are ongoing, it is not known for certain whether a license agreement will completed under terms acceptable to the Company.  If an agreement is possible, the timing for completing a license agreement for this program is targeted for the first half of calendar 2004. The Company may delay certain development spending including activities necessary to start the Phase III studies and the two year non-clinical carcinogenicity study pending: (i) the results from the Phase IIb trial; (ii) the completion of a license agreement; and/or (iii) receipt of additional equity or non-equity funding.

The Company has been relying on the Fujisawa MBI 226 manufacturing program for material required for the MBI 594AN development program (the MBI 594AN acne product uses the same active ingredient as the MBI 226 product).  As a result of the hold placed on the Fujisawa MBI 226 manufacturing program (See "MBI 226 - Prevention of Central Venous Catheter-Related Bloodstream Infections"), the Company could face increased costs and/or delays in the supply of materials for the MBI 594AN development program.

Other Research and Development Programs

  The objective of the lipopeptide program is to identify a lead development candidate by the end of calendar 2003 and to initiate the non-clinical studies required for an Investigational New Drug (IND) application in the first half of calendar 2004.

  Antiviral activity has been confirmed in both the hepatitis C virus and hepatitis B virus nucleic acid mimic programs. Lead development candidates are expected to be determined for formal non-clinical studies in one or both programs by the second half of calendar 2004.

  Activities in the MBI 1121 HPV program have been focussed on addressing specific manufacturing, formulation, and market considerations prior to initiating further clinical and/or non-clinical development.  Based on progress to date, a full development plan for MBI 1121 is anticipated before the end of calendar 2003.

  Evaluation of the HCV assay technology is continuing with no clear indication of feasibility thus far.

  The Company is pursuing the out-licensing of certain other of the Company's technologies, including the polyene technology, specific nucleic acid mimic analogues, and certain other cationic peptide indications.

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS First Quarter Ended July 31, 2003

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies are disclosed in the Company's 2003 Annual Report in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements.

RESULTS OF OPERATIONS

The loss for the three months ended July 31, 2003 ("Q1/04"), is $3.0 million ($0.06 per share) compared to a loss of $1.5 million ($0.04 per share) for the same period in fiscal 2003 ("Q1/03") and a loss of $4.4 million ($0.10 per common share) for three months ended April 30, 2003 ("Q4/03").  The increase in the loss in Q1/04 compared with Q1/03 is principally attributable to the MBI 594AN Phase IIb trial initiated in January 2003 and research and development spending on programs acquired last year (see "Research and Development Expenses"). The decrease in the loss for Q1/04 compared with Q4/03 is principally attributable to the $0.7 million write down of intangible assets in Q4/03 and lower personnel costs in Q1/04 (see "Research and Development Expenses" and "General and Corporate Expenses").  The loss for Q1/04 is less than anticipated principally due to lower than budgeted research and development costs including the MBI 594AN Phase IIb program and the decision to delay some new hires. See "Outlook" for a discussion of the effects on the Company's future results of operations following the MBI 226 Phase III results and the potential effects should Fujisawa terminate the Collaboration and License agreement or the Company terminate the MBI 226 program. Micrologix has been unprofitable since its formation and has incurred a cumulative deficit of $76.6 million to July 31, 2003.

REVENUES

Licensing and collaboration revenues were $1.4 million for Q1/04 ($1.8 million for Q1/03; $1.8 million for Q4/03).  These revenues are pursuant to the agreement with Fujisawa for the development of MBI 226 in the prevention of central venous catheter-related bloodstream infections.  The decrease in Q1/04 revenue as compared to Q1/03 and Q4/03 is due to the completion of the MBI 226 Phase III clinical trial in Q4/03 resulting in lower clinical development costs (see "Research and Development Expenses").

OPERATING EXPENSES

Research and Development Expenses

Research and development expenses were $3.4 million in Q1/04 ($2.5 million in Q1/03; $4.1 million in Q4/03). The increase in research and development expenses in Q1/04 compared with Q1/03 is principally due to spending on non-clinical programs acquired last year (Lipopeptide, HCV Replication assay; HBV and HCV programs) and the MBI 594AN Phase IIb clinical trial.

Clinical development program costs were $1.8 million or 53% of research and development expenses in Q1/04 ($1.6 million or 64% in Q1/03; $2.1 million or 51% in Q4/03).  The increase in clinical development costs in Q1/04 compared with Q1/03 is due primarily to the costs of the MBI 594AN Phase IIb clinical trial initiated in January 2003 which were partially offset by a decrease in the costs of the MBI 226 clinical program due to the completion of the Phase III trial in Q4/03.  Total clinical development costs for MBI 226 were $1.0 million in Q1/04 ($1.4 million in Q1/03; $1.4 million in Q4/03).  Total clinical development costs for MBI 594AN were $0.7 million in Q1/04 ($nil in Q1/03; $0.6 million in Q4/03).

Personnel costs were $0.9 million or 26% of research and development expenses in Q1/04 ($0.7 million or 28% in Q1/03; $1.2 million or 29% in Q4/03).

Other research and development expenses including non-clinical programs were $0.7 million or 21% of research and development expenses in Q1/04 ($0.2 million or 8% in Q1/03; $0.8 million or 20% in Q4/03).

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS First Quarter Ended July 31, 2003

General and Corporate Expenses

General and corporate expenses for Q1/04 were $0.9 million ($1.0 million in Q1/03; $1.2 million in Q4/03).  Personnel costs were $0.6 million or 67% of general and corporate expenses in Q1/04 ($0.6 million or 60% in Q1/03; $0.8 million or 67% in Q4/03).

OTHER INCOME AND EXPENSES

Interest income for Q1/04 was $0.2 million ($0.3 million in Q1/03; $0.2 million in Q4/03), the decrease in Q1/04 as compared to Q1/03 being due to lower average cash, cash equivalent and short-term investment balances. At July 31/03, we had $22.5 million (July 31/02: $37.2 million; April 30/03: $25.6 million) in cash, cash equivalents and short-term investments.

The Company incurred a foreign exchange loss of $0.1 million in Q1/04 (gain of $0.1 million in Q1/03; loss of $0.3 million in Q4/03) with respect to its United States ("US") denominated cash and cash equivalents, amounts receivable and accounts payable balances.  Micrologix earns its research and collaboration revenue in US dollars and also purchases a significant amount of its goods and services in US dollars.  During Q1/04 the Canadian dollar strengthened against the US dollar by a factor of approximately 2%.  Although the stronger Canadian dollar resulted in a foreign exchange loss, the Company's operating expenses (particularly clinical development costs) are lower as the Company's US dollar denominated expenses are costing less with the stronger Canadian dollar.

CAPITAL EXPENDITURES

Expenditures in Q1/04 for capital and intangible assets were $0.6 million ($1.4 million in Q1/03) including $0.2 million in assets acquired through a capital lease.  The major component of capital expenditures in Q1/03 was $1.2 million ($0.6 million cash and $0.6 million in preferred shares) for the acquisition of two preclinical anti-infective programs in May 2002.

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2003, the Company's net working capital was $21.9 million (April 30, 2003: $25.2 million), a decrease of $3.3 million during Q1/04.  This decrease is primarily attributable to the loss of $3.0 million.

At July 31, 2003 Micrologix had $22.5 million (April 30, 2003: $25.6 million) in cash, cash equivalents and short-term investments of which $19.3 million was invested in high-grade liquid short-term investments with interest rates ranging from 2.7% to 5.0% and maturities ranging from August 2003 to November 2004.

As at September 25, 2003, there were 47,878,598 (July 31, 2003: 47,753,298; April 30, 2003: 47,751,298) common shares and 6,600,000 (July 31, 2003: 6,600,000; April 30, 2003: 6,600,000) preferred shares outstanding.  The preferred shares are convertible or redeemable (conversion or redemption is at the Company's option) at US$1 per preferred share upon the achievement of specified drug development milestones in the Company's Lipopeptide, Polyene and HPV programs.  During the next 12 months we estimate that up to 325,000 preferred shares (US$325,000) could become convertible or redeemable.

OUTLOOK

Based on the results from the Phase III MBI 226 trial in July 2003, Fujisawa may terminate the Collaboration and License agreement with the Company on or before January 22, 2004 (See "MBI 226 - Prevention of Central Venous Catheter-Related Bloodstream Infections").  The Fujisawa agreement currently represents the Company's sole source of revenue, and the research and development collaboration revenue from Fujisawa will cease in the next quarter pending Fujisawa's decision on the agreement. The decrease in research and development collaboration revenue however is not expected to have a significant impact on our results of operations as the decrease in revenue would be offset by a decrease in research and development expenses as MBI 226 program costs have been significantly reduced following the Phase III results.  Micrologix will undertake some MBI 226 related activities not billable to Fujisawa in order to ascertain whether there is a viable regulatory path forward for MBI 226, however these costs are not expected to be significant.  If Fujisawa were to terminate the agreement, the unamortized balance of deferred revenue on the balance sheet ($969,580 as of September 25, 2003)  would be recognized as revenue.  If Fujisawa terminates the agreement, the Company may abandon or delay further development of MBI 226 or seek alternative out-licensing alternatives for the program, depending on the outcome of the regulatory evaluation.  If the Company terminates the MBI 226 program and/or determines the carrying value of MBI 226 and certain other cationic peptide intellectual property

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS First Quarter Ended July 31, 2003

and related technology licenses should be written off, this would result in a charge of up to $640,000 to operations.

The Company's next most advanced program, MBI 594AN is expected to complete a Phase IIb trial by the end of calendar 2003 and the Company is seeking to out-license this program in the first half of calendar 2004 (See "MBI 594AN - Treatment of Acne") to generate revenue for the Company and provide funding for the further development of MBI 594AN. The results of the MBI 594AN trial will be an important milestone for the Company and should the results be less than what would be necessary to advance the program, the Company may need to delay, reduce or eliminate one or more of its research and development programs, reduce personnel, or obtain funds through corporate collaborations or other means that may be on less favourable terms than the Company may otherwise seek. To the extent possible, management implements strategies to manage the risks and uncertainties associated with the Company's business.

Micrologix believes that its funds on hand at July 31, 2003, together with amounts receivable, future research and development collaboration revenue, its cost management efforts and expected interest income, should be sufficient for its operating and capital needs for approximately the next 18 to 24 months without reflecting the receipt of proceeds that may result from out-licensing activities.  The Company's funding needs may vary, however, depending upon a number of factors including the breadth and progress of the Company's research and development programs and future decisions in respect thereof, the costs associated with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, collaborative and licensing arrangements with third parties, opportunities to in-license or acquire additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims.  In the future, Micrologix will need to raise additional funds in support of its operations.

SAFE HARBOR STATEMENT

The matters discussed in this management's discussion and analysis of financial condition and results of operations and elsewhere in this quarterly report include statements that are forward-looking. For the reasons mentioned above and elsewhere in this quarterly report (see "Forward-Looking Statements") as well as for other unforeseeable reasons, actual results may differ materially.

Forward-looking Statements

This Quarterly Report, including the discussion "From The Micrologix Team" and "Management's Discussion & Analysis of Financial Condition and Results of Operations" contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming Quarterly Reports and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

CONSOLIDATED BALANCE SHEETS

As at (Unaudited-in thousands of Canadian dollars)	July 31, 2003 $	April 30, 2003 $

ASSETS Current
Cash and cash equivalents	3,207	6,172
Short-term investments	19,324	19,432
Amounts receivable	1,967	3,059
Prepaid expenses and deposits	481	550
Total current assets	24,979	29,213
Capital assets	1,553	1,321
Intangible assets	3,049	3,036
	29,581	33,570

LIABILITIES AND SHAREHOLDERS' EQUITY Current
Accounts payable and accrued liabilities	2,520	3,556
Current portion of capital lease obligation (note 2)	55	-
Deferred revenue	457	457
Total current liabilities	3,032	4,013

Capital lease obligation (note 2)	112	-
Deferred revenue, non-current portion	581	696
Total liabilities	3,725	4,709
Shareholders' equity
Common shares (note 3(a))	102,295	102,293
Preferred shares (note 3(a))	-	-
Shares to be issued	111	111
Contributed Surplus	36	27
Deficit	(76,586)	(73,570)
Total shareholders' equity	25,856	28,861
	29,581	33,570

See accompanying notes

On behalf of the Board:

"Robert Rieder"

"Colin Mallet"

Director

Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited-in thousands of Canadian dollars except per share amounts)	Three months ended July 31
	2003 $	2002 $
REVENUE Licensing Research and development collaboration	114 1,278	28 1,739
	1,392	1,767
EXPENSES Research and development General and corporate Amortization	3,442 864 188	2,484 1,035 160
	4,494	3,679
Operating loss for the period	(3,102)	(1,912)
Other income (expense) Interest income Foreign exchange (loss) gain	186 (100)	330 124
	86	454
Loss for the period Deficit, beginning of period	(3,016) (73,570)	(1,458) (61,220)
Deficit, end of period	(76,586)	(62,678)
Basic and diluted loss per common share	(0.06)	(0.04)
Weighted average number of common shares outstanding (in thousands - note 10(c))	46,566	38,287

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31
(Unaudited-in thousands of Canadian dollars)	2003 $	2002 $
OPERATING ACTIVITIES
Loss for the period	(3,016)	(1,458)
Items not affecting cash:
Amortization	188	160
Stock based compensation	9	-
(Gain) Loss on disposal of capital assets	(1)	3
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	46	145
Amounts receivable	1,092	(230)
Prepaid expenses and deposits	69	(40)
Accounts payable and accrued liabilities	(888)	(1,844)
Deferred Revenue	(114)	1,495
Cash flows used in operating activities	(2,615)	(1,769)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	2	-
Repayment of capital lease obligation	(9)	-
Cash flows used in financing activities	(7)	-

INVESTING ACTIVITIES
Funds from short-term investments	6,466	8,692
Purchase of short-term investments	(6,405)	(3,800)
Purchase of capital assets	(124)	(85)
Intangible asset expenditures	(281)	(670)
Proceeds on disposal of capital assets	1	-
Cash flows (used in) provided by investing activities	(343)	4,137

(Decrease) increase in cash and cash equivalents	(2,965)	2,368
Cash and cash equivalents, beginning of period	6,172	4,607
Cash and cash equivalents, end of period	3,207	6,975
Supplemental cash flow information - non cash items Increase in capital lease obligation Increase in intangible assets for preferred shares issued	176 -	- 619

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended July 31, 2003 (Unaudited-Canadian dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company's most recent annual audited financial statements for the year ended April 30, 2003.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2.

CAPITAL LEASE OBLIGATION

The Company entered into a lease agreement relating to lab equipment.  The lease expires June 30, 2006.  The following is a schedule of future minimum lease payments as of July 31, 2003:

Amount $
(thousands)
Fiscal Years Ending April 30
2004	49
2005	66
2006	66
2007	5
Total future minimum lease payments	186
Less: Amount representing interest	19
Present value of net minimum lease payments	167
Current portion of capital lease obligation	55
Long term portion of capital lease obligation	112

3.

SHARE CAPITAL

[a] Issued and outstanding

[i] Common shares

	Number of Shares	Amount $
	(thousands)	(thousands)

Balance, April 30, 2003	47,751	102,293
Issued pursuant to exercise of stock options	2	2
Balance, July 31, 2003	47,753	102,295

[ii] Preferred shares

	Number of Shares	Amount $
	(thousands)	(thousands)
Series A	350	－
Series B	1,000	－
Series C	5,250	－
Balance, April 30, 2003 and July 31, 2003	6,600	－

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Common Shares (thousands)	Weighted Average Exercise Price $

Balance, April 30, 2003	3,257	1.66
Options granted	293	1.74
Options exercised	(2)	0.77
Options forfeited/expired	(40)	(2.96)
Balance, July 31, 2003	3,508	1.65

The stock options expire at various dates between October 3, 2003 and June 1, 2011.

[ii]

The following pro forma financial information presents the loss and loss per common share had the Company recognized stock based compensation for options awarded to employees and directors during the three month periods ended July 31, 2003 and July 31, 2002 using the fair value accounting method:

	Three months ended July 31,
	2003	2002
	$ (thousands, except per share amounts)	$ (thousands, except per share amounts)

Loss for the period as reported	(3,016)	(1,458)
Stock based compensation	(164)	(22)
Proforma loss for the period	(3,180)	(1,480)

Proforma basic and diluted loss per share	(0.07)	(0.04)

The estimated fair value of stock options granted during the three months ended July 31, 2003 was determined using the Black-Scholes option pricing model using the following weighted average assumptions, resulting in a weighted average fair value of $1.21 (2002 - $0.56) per option:

	Three months ended July 31,
	2003	2002
Annualized volatility	91.6%	82.3%
Risk-free interest rate	3.4%	3.8%
Expected life of options in years	5.0	5.0
Dividend yield	0.0%	0.0%

[c] Loss per common share

	Three months ended July 31,
	2003	2002
	$ (thousands, except per share amounts)	$ (thousands, except per share amounts)

Numerator: Loss for the year	(3,016)	(1,458)
Denominator: Weighted average number of common shares outstanding including escrowed shares Less: weighted average number of escrowed shares outstanding	47,753 (1,187)	39,474 (1,187)
Weighted average number of common shares outstanding	46,566	38,287

Basic and diluted loss per common share	(0.06)	(0.04)

4.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

5.   SUBSEQUENT EVENT

On August 28, 2003, the Company issued 125,300 common shares at the price of $0.60 per common share for proceeds of $75,180 to nine senior executives pursuant to the re-investment of a portion of these executives' compensation.